UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Waste Technology Corp.
(Name of Issuer)

Common Stock - $.01 par value per share
(Title of Class of Securities)

94091-20-0
(CUSIP Number)

LaRita R. Boren and Leland E. Boren
9315 S. 950 E. Upland, Indiana 46989  (765) 998-8100
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 16, 2005
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 940901-20-0                 13D                            PAGE 2 OF 8


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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     LaRita R. Boren

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

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3.   SEC USE ONLY:

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4.   SOURCE OF FUNDS
     PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
     [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:            1,502,971
     8.       SHARED VOTING POWER:          60,000 (1)
     9.       SOLE DISPOSITIVE POWER:       1,502,971
     10.      SHARED DISPOSITIVE POWER:     60,000 (1)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,562,971(1)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     28.33%

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14.  TYPE OF REPORTING PERSON:
     IN

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(1) Includes 60,000 shares of common stock, par value $0.01 per share
("Common Stock"),of Waste Technology Corp., owned individually by LaRita R. Boren's spouse, Leland E. Boren. Mrs. Boren disclaims beneficial ownership of the shares owned individually by Mr. Boren.


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CUSIP NO. 940901-20-0                 13D                            PAGE 3 OF 8

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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Leland E. Boren

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) [ ]   (b) [ ]

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3.   SEC USE ONLY:

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4.   SOURCE OF FUNDS
     PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
     [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                 60,000
     8.       SHARED VOTING POWER:               1,502,971(2)
     9.       SOLE DISPOSITIVE POWER:            60,000
     10.      SHARED DISPOSITIVE POWER:          1,502,971(2)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,562,971(2)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     28.33%

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14.  TYPE OF REPORTING PERSON:
     IN

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(2) Includes 1,502,971 shares of Common Stock of Waste Technology Corp., owned individually by Leland E. Boren's spouse, LaRita R. Boren. Mr. Boren disclaims beneficial ownership of the shares owned individually by Mrs. Boren.



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CUSIP NO. 940901-20-0                 13D                            PAGE 4 OF 8


                            STATEMENT ON SCHEDULE 13D

Introductory Note: All information herein with respect to Waste Technology Corp., a Delaware corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Waste Technology Corp., a Delaware corporation (the "Corporation"). The principal place of business of the Corporation is located at 5400 Rio Grande Avenue, Jacksonville, Florida 32254.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is filed by Mrs. LaRita R. Boren, an individual and her spouse, Mr. Leland E. Boren, an individual (Mrs. Boren and Mr. Boren are collectively referred to as the "Reporting Persons").

The address of the Reporting Persons is 9315 S. 950 E., Upland, Indiana 46989. Both of the Reporting Persons are citizens of the United States.

Mrs. Boren serves as Vice President of Avis Industrial Corporation ("Avis"). Mr. Boren serves as the Chairman of the Board and President of Avis.
Avis has over twelve subsidiaries and plants that manufacture a broad range of products to serve the automotive, metalworking, railroad, off-highway construction, energy, aerospace, recycling and consumer industries. Avis's principal business address is 1909 South Main Street, Upland, Indiana 46989.

No agreement exists between the Reporting Persons and any other shareholder, executive officer or Board member of the Corporation concerning any agreement, oral or written, to vote the shares of the Corporation, or to act in concert with one or another, and the Reporting Persons disclaim any membership in or among any control group.

Neither of the Reporting Persons have been during the last five years (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of the purchase price paid by the Borens for their shares of Common Stock was their personal funds.

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CUSIP NO. 940901-20-0                 13D                            PAGE 5 OF 8


ITEM 4. PURPOSE OF TRANSACTION.

Favorable pricing has compelled the Reporting Persons to make the investment in the Common Stock described by this Statement on Schedule 13D. So long as the pricing remains attractive, the Reporting Persons intend to continue purchasing shares of Common Stock. Mr. and Mrs. Boren also intend to campaign for election to the Board of Directors of the Company.

Other than as described in this Statement on Schedule 13D, at the present time the Reporting Persons have no specific plans or proposals which would relate to or result in:

(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

(v) any material change in the present capitalization or dividend policy of the Company;

(vi) any other material change in the Company's business or corporate structure;

(vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)   any actions similar to those enumerated above.


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CUSIP NO. 940901-20-0                 13D                            PAGE 6 OF 8


      The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

      The Reporting Persons may, from time to time, discuss with management and other shareholders of the Company and other parties methods by which the Company can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of the Company's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Person decides to pursue any of the methods for preserving and increasing the value of the Company described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (i) through (x) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As set forth in this Statement on Schedule 13D, LaRita R. Boren currently owns, has the sole power to vote and the sole power to disRose of 1,502,971 shares of Common Stock of the Company, representing 27.24% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of January 15, 2005). As set forth in this Statement on
Schedule 13D, Leland E. Boren currently owns, has the sole power to vote and the sole power to dispose of 60,000 shares of Common Stock of the Company, representing 1.09% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of January 15, 2005). Mr. and Mrs. Boren disclaim beneficial ownership of the shares of Common Stock held individually by the other.

(c)	During the sixty (60) days prior to the filing date of this Statement, the following transactions were effected by the Reporting Persons: (i) on January 25, 2005, LaRita R. Boren purchased 1,000 Shares in open market transactions at a price per Share of $0.35; (ii) on January 26, 2005, Leland
E. Boren purchased 5,500 Shares in open market transactions at a price per Share of $0.38; (iii) on February 7, 2005, Leland E. Boren purchased 19,500 Shares in open market transactions at a price per Share of $0.38; and (iv) on February 16, 2005, LaRita R. Boren purchased an aggregate of 1,501,971 shares in two (2) private placement transactions at a price per share of $0.40.

(d) Not applicable.

(e)	Not applicable.

      Other than the transactions described in Item 3, Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    To the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


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CUSIP NO. 940901-20-0                 13D                            PAGE 7 OF 8


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            99.1  Joint Filing Agreement between the Reporting Persons.





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CUSIP NO. 940901-20-0                 13D                            PAGE 8 OF 8


                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 25, 2005           By:     /s/ LaRita R. Boren
					   _____________________________
                         		      Name: LaRita R. Boren


Dated: February 25, 2005         By:       /s/ Leland E. Boren
					   _____________________________
                         		      Name: Leland E. Boren






Exhibit 99.1

JOINT FILING AGREEMENT


The undersigned each agree that the Statement on Schedule 13D relating to the common stock, $0.01 par value, of Waste Technology Corp. (i) is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other person signatory hereto, at their respective address.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.


Dated: February 25, 2005           By:      /s/ LaRita R. Boren
					    _____________________________
                         		      Name: LaRita R. Boren


Dated: February 25, 2005         By:        /s/ Leland E. Boren
					    _____________________________
                         		      Name: Leland E. Boren